Exhibit 3.44

AMENDED AND RESTATED

ARTICLES OF ORGANIZATION

OF

CASCADIAN SOUTH L.L.C.

1.	Name of Limited Liability Company. The present name of the limited liability company is Cascadian South L.L.C. (the “Company”). The Company was originally formed on March 2, 1995 under the name Cascadian South Corporation. Articles of Conversion were subsequently filed on September 30, 2004, converting the corporation to a limited liability company under its present name.

2.	Principal Place of Business. The principal place of business of the Company and the address where the Division may mail notices is: 109 East 13th Street, Vancouver, WA 98660.

3.	Registered Agent and Registered Office. The name of the registered agent and the publicly available address of the registered agent’s office for service of process required to be maintained by the Company in the State of Oregon is:

Name: Corporation Service Company

Address: 285 Liberty Street NE, Salem, OR 97301

The above noted registered agent has consented to this appointment.

4.	Duration. The duration of the Company shall be perpetual.

5.	Management. The Company is member-managed by one or more members.

6.	Indemnification. The Company elects to indemnify its members, managers, employees, agents for liability and related expenses under Oregon Revised Statutes 63.160 – 63.170.

These Amended and Restated Articles of Organization were approved in accordance with the provisions of Oregon Revised Statutes 63.444 by the sole member of the Company, holding 100% of the membership interests of the Company.

Dated: August 12, 2014	POLYGON WLH LLC, a Delaware limited liability company, Sole Member

	By:	/s/ Jason R. Liljestrom
Jason R. Liljestrom
Vice President and Corporate Secretary